SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                           (ss.240.13e-3) thereunder)
                     [Amendment No........................]

                           Marlton Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


Marlton Technologies, Inc., Redwood Acquisition Corp., Jeffrey K. Harrow, Scott
J. Tarte, Robert B. Ginsburg, Alan I. Goldberg, Michael Tomkin, Donald R. Sparks, Sr., Fred Cohen, Seymour Hernes and Lombard
                                   Associates.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    571263102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Alan I. Goldberg, Corporate Secretary
                           Marlton Technologies, Inc.
                           2828 Charter Road
                           Philadelphia, Pennsylvania 19154

                           Avron I. Brog, Esq.
                           Robinson Brog Leinwand Greene Genovese & Gluck P.C. 1345 Avenue of the Americas
                           New York, New York 10105
                                       and
                           Richard N. Weiner, Esq.
                           Stradley, Ronon, Stevens & Young, LLP
                           2600 One Commerce Square
                           Philadelphia, PA  19103-7098

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
         Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1]. Regulation 14C [17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Calculation of Filing Fee


        Transaction                            Amount of filing fee
         valuation *                                 $176.15
       $1,914,652.20

Calculation of Filing

         * Set forth the amount on which the filing fee is calculated and state how it was determined. The value of the transaction is $1,914,652.20, calculated as follows: 6,382,174 shares of common stock are being acquired in the merger for $.30 per share. The consideration payable with respect to the warrants to acquire 100,000 shares of Common Stock, after giving effect to the exercise price therefor, is a negative amount and, accordingly, is not included in this calculation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $176.15
Form or Registration No.:      SCHEDULE 14A - PRELIMINARY PROXY STATEMENT

Filing Party: Marlton Technologies,
Inc.

Date Filed:   February 26, 2003

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

                              CROSS REFERENCE SHEET

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Marlton Technologies, Inc. ("Marlton"), a Pennsylvania corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, Redwood Acquisition Corp., a Pennsylvania corporation ("Redwood"), and Jeffrey K. Harrow, Scott J. Tarte, Robert B. Ginsburg and Alan I. Goldberg, all of whom are directors and executive officers of Marlton, and Michael Tomkin, Donald R. Sparks, Sr., Fred Cohen, Lombard Associates (also referred to as Charles P. Stetson, Jr.) and Seymour Hernes (collectively, the "Affiliated Shareholders"). This Schedule 13E-3 is filed in connection with the Agreement and Plan of Merger dated as of February 20, 2003 (the "Plan of Merger") by and between Marlton and Redwood pursuant to which all the outstanding shares of Common Stock, no par value per share (the "Common Stock"), of Marlton (except as otherwise described in the Proxy Statement (as defined)) , will be acquired by virtue of the Merger for a cash payment of $0.30 per share. Capitalized terms used without being defined herein shall have the meanings ascribed to them in the Proxy Statement.

         The following Cross Reference Sheet shows the location in the preliminary proxy statement (the "Proxy Statement") filed with the Securities and Exchange Commission concurrently herewith of items required by Schedule 13E-3. The information contained in the sections of the Proxy Statement identified below is incorporated herein by this reference.

Item 1.       Summary Term Sheet.

The information contained in the section entitled "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.       Subject Company Information.

(a) Name and Address: The information contained in the section "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

(b) Securities: The information contained in the section "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

(c) Trading Market and Price: The information contained in the section "Market Prices and Dividends on our Common Stock" in the Proxy Statement is incorporated herein by reference.

(d) Dividends: The information contained in the sections "Market Prices and Dividends on our Common Stock" and "Selected Financial Data of Marlton" in the Proxy Statement is incorporated herein by reference.

(e)      Prior public offerings: Not applicable

(f) Prior stock purchases: The information contained in the section "Special Factors - Background of the Transaction" in the Proxy Statement is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

(a) Name and address: The information contained in the sections entitled "Summary Term Sheet" and "Business of Redwood" in the Proxy Statement is incorporated herein by reference.

(b) Business and background of entities: The information contained in the sections entitled "Business of Redwood" and "Beneficial Ownership of our Securities" in the Proxy Statement is incorporated herein by reference.

(c) Business and background of natural persons: The information contained in the section entitled "Business of Redwood" in the Proxy Statement is incorporated herein by reference.

Item 4.       Terms of the Transaction.

(a)(1)        Tender Offers: Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "Summary Term Sheet," "Certain Questions and Answers About Voting and the Merger," "Special Factors - Background of the Transaction", "--Interests of Certain Persons in the Merger that Differ From Your Interests", and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "Summary Term Sheet," "Certain Questions and Answers About Voting and the Merger," "Special Factors"-"The Merger Agreement - Merger Consideration; Exchange Procedure" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "Summary Term Sheet" and "Special Factors-- Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board," and "-- Position of Redwood and the Affiliated Shareholders Regarding the Fairness of the Merger; Redwood's and the Affiliated Shareholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(iv) Vote Required, The information contained in the sections entitled "Summary Term Sheet", "Certain Questions and Answers About Voting and the Merger" and "Vote Required and Recommendation" in the Proxy Statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "Summary Term Sheet", "Special Factors--Interests of Certain Persons in the Merger that Differ from Your Interests" and "-Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled "Special Factors--Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the sections entitled "Summary Term Sheet" and "Special Factors--Material United States Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled "Summary Term Sheet," "Special Factors--Interests of Certain Persons in the Merger that Differ From Your Interests," "--Effects of the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. The information contained in the section entitled "Available Information" in the Proxy Statement is incorporated herein by reference.

(f)           Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transaction, Negotiations and Agreements.

(a) Transactions. The information contained in the section entitled "Special Factors - Background of the Transaction" in the Proxy Statement is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "Special Factors--Background of the Transaction," "--Interests of Certain Persons in the Merger that Differ From Your Interests," and "Market Prices of and Dividends on the Common Stock" in the Proxy Statement is incorporated herein by reference.

(d) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "Summary Term Sheet," "Special Factors-Background of the Transaction," and "--Interests of Certain Persons in the Merger that Differ From Your Interests" in the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information contained in the sections entitled "Summary Term Sheet," "Special Factors--Background of the Transaction," "Special Factors - Interests of Certain Persons in the Merger that Differ From Your Interests," "--Effects of the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "Summary Term Sheet," "Special Factors--Background of the Transaction," "--Interests of Certain Persons in the Merger that Differ from Your Interests," "--Effects of the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

Item 7.       Purposes, Alternatives, Reasons and Effects.

(a)-(c) Purposes; Reasons; Alternatives. The information contained in the sections entitled "Summary Term Sheet," "Special Factors - Background of the Transaction" "--Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board" and "--Position of Redwood and the Affiliated Shareholders Regarding the Fairness of the Merger; Redwood's and the Affiliated Shareholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "Summary Term Sheet," "Certain Questions And Answers About Voting And The Merger," "Special Factors-Background of the Transaction," "--Interests of Certain Persons in the Merger that Differ From Your Interests," "--Effects of the Merger," "--Material United States Federal Income Tax Consequences," "--Fees and Expenses," "--Financing of the Merger," and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

Item 8.       Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determing Fairness. The information contained in the sections entitled "Summary Term Sheet," "Certain Questions and Answers About Voting and the Merger," "Special Factors--Background of the Transaction," "--Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board","--Opinion of Commerce Capital Markets," and

             "--Position of Redwood and the Affiliated Shareholders Regarding the Fairness of the Merger; Redwood's and the Affiliated Shareholders' Purpose and Reasons for the Merger" in the Proxy Statement and "Opinion of Commerce Capital Markets, Inc." attached as Annex B to the Proxy Statement, is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the sections entitled "Summary Term Sheet," and "Vote Required And Recommendation" in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled "Summary Term Sheet," "Special Factors--Background of the Transaction." "--Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board," "--Position of Redwood and the Affiliated Shareholders Regarding the Fairness of the Merger; Redwood's and the Affiliated Shareholder's Purpose and Reasons for the Merger" and "Opinion of Commerce Capital Markets" in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the section entitled "Summary Term Sheet," "Special Factors--Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board," and "--Position of Redwood and the Affiliated Shareholders Regarding the Fairness of the Merger; Redwood's and the Affiliated Shareholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled "Special Factors--Background of the Transaction" and "--Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board" in the Proxy Statement is incorporated herein by reference.

Item 9.       Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled "Summary Term Sheet," "Special Factors--Background of the Transaction," and "--Opinion of Commerce Capital Markets" in the Proxy Statement and "Opinion of Commerce Capital Markets, Inc." attached as Annex B to the Proxy Statement is incorporated herein by reference.

Item 10.      Source and Amounts of Funds or Other Consideration.

(a)-(b) Source of Funds; Conditions;. The information contained in the sections entitled "Summary Term Sheet" and "Special Factors--Financing of the Merger" in the Proxy Statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "Special Factors-Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

(d)           Borrowed Funds. Not applicable.

Item 11.      Interest in Securities of the Subject Company.

(a) Securities Ownership. The information contained in the sections entitled "Special Factors - Interests of Certain Persons in the Merger that Differ from Your Interests," "Business of Redwood" and "Beneficial Ownership of Our Securities" in the Proxy Statement is incorporated herein by reference

(b)           Securities Transactions. None.

Item 12.      The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "Summary Term Sheet," "Special Factors-- Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board," "--Position of Redwood and the Affiliated Shareholders Regarding the Fairness of the Merger; Redwood's and the Affiliated Shareholders' Purpose and Reasons for the Merger," and "Vote Required and Recommendation" in the Proxy Statement is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the section entitled "Special Factors-- Our Purposes and Reasons for the Merger; Recommendations of the Special Committee and the Board," "--Position of Redwood and the Affiliated Shareholders Regarding the Fairness of the Merger; Redwood's and the Affiliated Shareholders' Purpose and Reasons for the Merger" and "Vote Required and Recommendation" in the Proxy Statement is incorporated herein by reference.

Item 13.      Financial Statements.

(a) Financial Information. The information contained in the section entitled "Selected Financial Data of Marlton" in the Proxy Statement is incorporated herein by reference. The information contained in Marlton's Annual Report on Form 10-K for the year ended December 31, 2001 and Quarterly Report on Form 10-Q for September 30, 2002 is incorporated herein by reference.

(b)           Pro Forma Information. Not applicable.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used.

(a) - (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the section entitled "Summary Term Sheet" and "Certain Questions and Answers About Voting and the Merger" in the Proxy Statement is incorporated herein by reference.

Item 15.      Additional Information.

(b) Other Material Information. The information contained in the sections entitled "Where You Can Find More Information" and "Available Information" in the Proxy Statement is incorporated herein by reference.

Item 16.      Exhibits.

(a)(1)        Tender Offer Materials. Not applicable.

(a)(2)-(3) Solicitation or Recommendation; Going Private Disclosure Document. Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 25, 2003 (incorporated herein by reference to the Proxy Statement).

(a)(4)        Prospectus. Not applicable.

(a)(5)        Other Disclosure Materials. Not applicable.

(b)           Loan Agreement. Not applicable.

(c) (1) Reports, Opinions and Appraisals. Opinion of Commerce Capital Markets, Inc., dated as of February 20, 2003 (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Materials prepared by Commerce Capital Markets and presented to the Special Committee of the Board of Directors of Marlton and the Board of Directors of Marlton on February 20, 2003.

(d) Certain Agreements. Agreement and Plan of Merger dated as of February 20, 2003, by and between Marlton and Redwood (incorporated herein by reference to Annex A of the Proxy Statement).

              Stockholders' Agreement dated as of November 20, 2001 by and between the Company and Messrs. Harrow, Tarte and Ginsburg (incorporated herein by reference to Marlton's September 27, 2001 definitive proxy statement filed with the SEC).

(f) Appraisal Rights. Not applicable.

(g) Materials Used to Solicit. Not applicable.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Marlton Technologies, Inc.



February 25, 2003            By: /s/Jeffrey K. Harrow
                             -----------------------------------------
                                    Jeffrey K. Harrow, Chairman of the Board


                             Redwood Acquisition Corp.



February 25, 2003            By:  /s/ Scott J. Tarte, President
                                      -------------------------
                                      Scott J. Tarte, President




February 25, 2003
                                 /s/    Scott J. Tarte
                                        --------------
                                        Scott J. Tarte

 February 25, 2003
                                 /s/    Robert B. Ginsburg
                                        ------------------
                                        Robert B. Ginsburg


February 25, 2003                /s/    Alan I. Goldberg
                                        ----------------
                                        Alan I. Goldberg

February 25, 2003                /s/    Jeffrey K. Harrow
                                        -----------------
                                        Jeffrey K. Harrow



February 25, 2003                /s/    Michael Tomkin
                                        --------------
                                        Michael Tomkin



February 25, 2003                /s/   Donald R. Sparks, Sr.
                                       ---------------------
                                       Donald R. Sparks, Sr.



February 25, 2003                /s/   Fred Cohen
                                       ----------
                                       Fred Cohen



February 25, 2003                /s/   Seymour Hernes
                                       --------------
                                       Seymour Hernes



February 25, 2003                /s/   Charles P. Stetson, Jr.
                                       --------------------------
                                       Lombard Associates

  Commerce Capital Markets, Inc.                               Item 16(c)(2)

                           Presentation Prepared for:


               The Special Committee of the Board of Directors of
                           Marlton Technologies, Inc.




    February 20, 2003

                                                              [GRAPHIC OMITTED]

Table of Contents

                                                                PAGE

        TRANSACTION OVERVIEW                                    3

        OVERVIEW OF HISTORICAL FINANCIAL RESULTS                5

        OVERVIEW OF PROJECTED FINANCIAL RESULTS                 12

        COMPARABLE PUBLIC COMPANY ANALYSIS                      17

        COMPARABLE TRANSACTION ANALYSIS                         25

        DISCOUNTED CASH FLOW ANALYSIS                           29

        STOCK PREMIUM ANALYSIS                                  33

        VALUATION SUMMARY                                       41

        OPINION LETTER                                          45

        Transaction Overview


         ~ Marlton Technologies, Inc. ("Marlton" or "the Company") has received an offer from members of its executive management group and other current owners, including Jeffrey K. Harrow, Scott
               J. Tarte, Robert B. Ginsburg, Alan I. Goldberg, Michael Tomkin, Donald R. Sparks, Sr., Fred Cohen, Seymour Hernes, Charles P. Stetson, Jr., and Lombard Associates (collectively, the "Purchaser Group") to acquire all shares not currently owned by the Purchaser Group in a "going private" transaction. The Purchaser Group currently owns approximately 50% of the 12,988,499 outstanding shares of the Company, and has offered to pay $0.30 per share in cash consideration for the balance of the shares (the "Cash Consideration").

         ~ The Company's Board of Directors has appointed a Special Committee to evaluate the terms of the offer on behalf of Marlton. The Special Committee retained Commerce Capital Markets to provide an opinion with respect to the fairness of the Cash Consideration, from a financial point of view, to the non-Purchaser Group stockholders of the Company.

         ~ Commerce Capital Markets believes that the Cash Consideration is fair to the non-Purchaser Group stockholders of the Company from a financial point of view.



                                                               [GRAPHIC OMITTED]


        Overview of Historical Financial Results

      ~ Revenues have been declining steadily over the past few years, primarily due to decreases in sales of trade show exhibits and permanent and scenic displays. The sales reductions are principally attributable to many customers reducing their marketing budgets in response to the sluggish economy, which affected both trade show and permanent display expenditures. Also contributing to recent sales declines was the cancellation of many trade shows and conventions in the aftermath of September 11.

      ~ Until recently, gross margins had remained fairly steady over the past several years despite lower levels of exhibit sales, traditionally the higher-margined business. During 2001 management took several actions to reduce fixed manufacturing overhead costs, including production facility consolidation. However, marked declines in exhibit sales during the latter part of 2001 and 2002 overwhelmed these profit improvement measures. Display fixtures sell at lower gross margins than exhibit sales, so the lower levels of exhibit sales and hence the higher mix of display sales has hindered the Company's gross margin in recent quarters.

      ~ Operating cash flow margins have declined since 2000, primarily due to a lessened ability to leverage operating costs due to lower sales levels, as well as the lower gross margins due to the reduction in exhibit revenues.


                                                              [GRAPHIC OMITTED]


         Selected Historical Income Statement Data
         (U.S. $ in thousands, except per share data)           For the Years Ended             For the Nine Months Ended
                                                                     December 31,                     September 30,           LTM
                                                                -------------------             -------------------------    -----
                                                           1999         2000         2001           2001          2002      9/30/02
                                                           ----         ----         ----           ----          ----      -------
         Total Revenues                                   94,584       92,533       76,972         60,099        53,419     70,292
         Cost of Goods Sold                               74,625       72,208       59,917         45,827        42,299     56,389
                                                          ------       ------       ------         ------        ------     ------
         Gross Profit                                     19,959       20,325       17,055         14,272        11,120     13,903

         Selling Expenses                                  9,263       11,048        9,761          7,371         6,192      8,582
         General and Administrative                        5,046        6,493        4,763          3,160         3,501      5,104
         Plus: Non-recurring operating expenses (1)            -         (884)        (792)          (100)         (300)      (992)
                                                           -----        -----        -----          -----         -----      -----
         Operating Cash Flow (EBITDA)                      5,650        3,668        3,323          3,841         1,727      1,209
         Depreciation & Amortization                       2,597        2,724        2,646          2,261         1,614      1,999
                                                           -----        -----        -----          -----         -----      -----
         Operating Income (EBIT)                           3,053          944          677          1,580           113       (790)
         Less:
         Interest Expense                                 (1,143)      (1,433)      (1,220)          (905)         (346)      (661)
         Loss in Affiliates                                  (46)         (91)        (397)          (283)       (1,156)    (1,270)
         Write-down in Investment in Affil.                 (465)           -            -              -             -          -
         Plus:
         Interest Income                                     137           91          134             94            38         78
         Non-recurring charges (2)                             -          305          978            611         1,263      1,630
                                                           -----          ---          ---          -----         -----      -----
         Profit Before Taxes                               1,536         (184)         172          1,097           (88)    (1,013)
         Proforma provision for income taxes (3)             727          (74)          69            439           (35)      (405)
                                                           -----          ----         ----         -----           -----    ------
         Net income                                      $   809      $  (110)      $  103        $   658       $   (53)    $ (608)
                                                           =====          ====         ====         ======          ======   ======

         % Growth in Revenues                                N/A         -2.2%       -16.8%            N/A        -11.1%       N/A
         Gross Margin                                       21.1%        22.0%        22.2%          23.7%         20.8%      19.8%
         EBITDA Margin                                       6.0%         4.0%         4.3%           6.4%          3.2%       1.7%
         EBIT Margin                                         3.2%         1.0%         0.9%           2.6%          0.2%      -1.1%
         Net Income Margin                                   0.9%        -0.1%         0.1%           1.1%         -0.1%      -0.9%


         (1) Non-recurring operating expenses include various write-offs of receivables, inventory and investments associated with A&F, Kmart, the relocation of the Orlando operation, etc.
         (2) Non-recurring charges include write-offs of investments in Abex, Sparks Europe, and interest expense adjustments associated with billling errors.
         (3) In the years where there were non-recurring adjustments (from 2000 forward), income taxes are assumed to be 40%.

            Industry Overview

        ~ As with most other industries, the effects of the weakened economy extended beyond Marlton to other companies in its industry.

        ~ Since 2000 at least 16 companies in the display fixtures industry have liquidated assets and ceased operations completely, 5 have filed chapter 11 bankruptcy, and 26 have been acquired by larger competitors.

        ~ In a slow economy, as is widely recognized, marketing budgets often experience belt-tightening first. Companies still attend and exhibit at trade shows, but they spend less money on their displays and send fewer people to attend. Also, many people are still reluctant to travel, further reducing attendance at trade shows.

        ~ Given the sluggish economy, many retailers have reduced or delayed store expansions and/or remodelings, thereby negatively affecting demand for new store fixtures.


                                                              [GRAPHIC OMITTED]

            Historical Stock Price Performance


      ~ During the past ten years, the Company's stock has traded as low as $0.12 (October 23, 2002) and as high as $7.75 (October 9, 1997). The stock price has been trending steadily downward since the middle of 1998.

      ~ Overall weakness in the trade show and retail industries as a whole has contributed to the decline of the Company's stock price in the recent years.

      ~ Also contributing to the Company's poor stock performance are investor preoccupation with larger capitalization stocks and other industry sectors, no research coverage, and limited public float and liquidity of the Company's shares.

      ~ Over the past year, roughly 707,300 shares of the Company's common stock have traded, at an average price of $0.36 per share. The average daily volume during this period was 3,433 shares.

                                                              [GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Chart shows historical price/volume data for Marlton for the period from February 18, 1998 through February 18, 2003.

[GRAPHIC OMITTED]

Chart shows aggregate Marlton shares traded in varying price

                Overview of Projected Financial Results

                ~The Company is projecting a 3% decline in revenues in 2003, primarily due to:

                        o the expected continuation of a soft economy;
                        o improved but still relatively low expenditures on
                          trade shows; and
                        o further reluctance by retailers to expand.

                ~After 2003, revenues are projected to grow at a slow but steady pace.

                ~Gross profit margins are projected to improve slightly during 2003 as it is expected that the mix of exhibit sales to display sales will improve, as exhibit sales have higher gross margins than display sales. Exhibit sales in the first quarter of 2003 are already expected to be higher than the levels experienced in the first quarter of 2002.

                ~Operating expenses are expected to improve over time as the effects of management's cost cutting efforts take hold and as fixed costs are leveraged over higher sales levels.

          Selected Projected Income Statement Data

          U.S. $ in thousands, except per share data)



                                                                    Projected Results for the Fiscal Year Ended December 31,
                                                                    --------------------------------------------------------
                                                            2002         2003          2004          2005          2006       2007
                                                            ----         ----          ----          ----          ----       ----
          Total Revenues                                    70,847      68,525        69,896        71,992        74,872     78,616
          Cost of Goods Sold                                56,449      53,499        54,429        55,918        57,983     60,724
                                                            ------      ------        ------        ------        ------     ------
          Gross Profit                                      14,398      15,026        15,466        16,074        16,889     17,891

          Selling Expenses                                   8,416       8,404         8,572         8,829         9,110      9,396
          General and Administrative                         4,684       4,785         5,149         5,288         5,429      5,574
          Plus: Non-recurring operating expenses (1)          (300)
                                                             -----       -----         -----         -----         -----      -----
          Operating Cash Flow (EBITDA)                       1,598       1,837         1,745         1,957         2,350      2,922
          Depreciation & Amortization                        2,214       2,015         1,787         1,787         1,787      1,787
                                                             -----       ------        ------        -----         ------     -----
          Operating Income (EBIT)                             (616)       (178)          (42)          170           563      1,135
          Plus: Interest Income                                  -           -             -             -             -          -
          Other Income                                                     538           549           565           588        617
          Less:
          Interest Expense                                    (441)       (300)         (250)         (200)         (150)      (100)
          Loss in Affiliates                                (1,156)          -             -             -             -          -
                                                             -----         -----         ----          ----        ------     -----
          Profit Before Taxes                               (2,213)         60           257           535         1,001      1,652
          Proforma provision for income taxes (2)             (885)         24           103           214           400        661
                                                             -----         -----         ----          ----        -----      -----
          Net income                                     $  (1,328)     $   36       $   154      $    321       $   601    $   991
                                                             =====         =====         ====          ====        =====      =====

          % Growth in Revenues                                -8.0%       -3.3%          2.0%          3.0%          4.0%       5.0%
          Gross Margin                                        20.3%       21.9%         22.1%         22.3%         22.6%      22.8%
          EBITDA Margin                                        2.3%        2.7%          2.5%          2.7%          3.1%       3.7%
          EBIT Margin                                         -0.9%       -0.3%         -0.1%          0.2%          0.8%       1.4%
          Net Income Margin                                   -1.9%        0.1%          0.2%          0.4%          0.8%       1.3%


          (1) Non-recurring operating expenses include write off of showcase note receivable and write off of A&F inventory.
          (2) Income taxes are assumed to be 40%

        Selected Balance Sheet Data

       (U.S. $ in thousands)

                                                                                             Actual                   Projected
                                                                                             ------                   ---------
                                                                               12/31/00    12/31/01   09/30/02   12/31/02   12/31/03
        Current Assets:                                                        --------    --------   --------   --------   --------
        Cash and cash equivalents                                                 749       1,233        720      100          100
        Accounts receivable, net of allowance of $502 and $836, respectively   20,020      10,646     10,440   10,997       10,447
        Inventories                                                             8,918       6,598      5,127    6,816        6,339
        Prepaid and other current assets                                        2,995       1,247      1,379    1,659        1,635
        Deferred income taxes                                                     724         779        779      779          779
                                                                               ------      ------     ------   ------       ------
        Total current assets                                                  $33,406     $20,503    $18,445  $20,351      $19,300
        Investment in affiliates                                                1,813       1,415        259      259          259
        Deferred income taxes                                                       -         487      3,796    3,796        3,796
        Property and equipment, net of accumulated depreciation                 5,135       4,847      4,190    4,000        3,333
        Rental assets, net of accumulated depreciation                          2,088       2,422      2,680    2,613        2,503
        Goodwill, net of accumulated amortization                              19,429      18,599      2,714    2,713        2,713
        Other assets, net of accumulated amortization                             766         392        216      248            0
        Notes receivable                                                          871         777        394      380          281
                                                                               ------      ------     ------   -----        ------
        Total assets                                                        $  63,508    $ 49,442  $  32,694  $34,361     $ 32,185
        Current liabilities:                                                   ======      ======     ======   ======       ======
        Current portion of long-term debt                                          56         124        150      143        3,643
        Accounts payable                                                        6,230       3,879      4,673    4,650        4,325
        Accrued expenses and other current liabilities                         12,940       9,628      8,283   10,252        9,366
                                                                               ------       -----      ------  ------       ------
        Total current liabilities                                             $19,226     $13,631    $13,106  $15,045     $ 17,334
        Long-term liabilities:
        Long-term debt, net of current portion                                 16,067       6,635      4,500    4,564           63
        Other long-term liabilities                                               289          --         --       --           --
        Deferred income taxes                                                      20          --         --       --           --
                                                                               ------       ------     ------   -----       ------
        Total long-term liabilities                                           $16,376    $  6,635    $ 4,500  $ 4,564     $     63
                                                                               ------      ------     ------   ------       ------
        Total liabilities                                                      35,602      20,266     17,606   19,609       17,397
        Stockholders equity:
        Preferred stock                                                            --          --         --       --           --
        Common stock                                                              743       1,299      1,299    1,299        1,299
        Stock warrants                                                             --         742        742      742          742
        Additional paid-in capital                                             30,544      31,652     31,652    1,652       31,652
        Accumulated deficit                                                    (3,269)     (4,405)   (18,493) (18,829)     (18,793)
                                                                               -----       ------     ------   ------       ------
                                                                            $  28,018      29,288   $ 15,200  $14,864     $ 14,900
                                                                               ------      ------     ------   ------       ------
        Less cost of 5,000 treasury shares                                       (112)       (112)      (112)    (112)        (112)
        Total stockholders equity                                              27,906      29,176     15,088   14,752       14,788
                                                                               ------      ------     ------   ------       ------
        Total liabilities and stockholders equity                           $  63,508    $ 49,442   $ 32,694  $34,361     $ 32,185
                                                                               ======      ======     ======   ======       ======


              Introduction - Valuation

           Investment bankers and other financial advisors employ a variety of financial methodologies in analyzing whether or not the consideration to be received by a set of shareholders is fair to them from a financial point of view. This analysis relies on three methodologies widely accepted in the valuation of a going business concern:

                ~ Comparable Company Analysis - looks at the financial and stock market performance of comparable publicly traded companies.

                ~ Comparable Transaction Analysis - looks at the multiples and premiums at which comparable mergers and acquisitions have taken place.

                ~ Discounted Cash Flow Analysis - looks at a company's ability to generate future free cash flow.

           These three methodologies are applied, as appropriate, to a Company's historical and projected financial results.

           In addition, a review of a company's Historical Stock Price Performance and the Stock Price Premium offered in a proposed transaction are relevant as background information in evaluating a proposal.

           These analyses provide support for Commerce Capital Markets' fairness opinion, along with other financial studies and analyses as we deemed necessary.


                                                            [GRAPHIC OMITTED]

              Comparable Company Analysis

              Comparable Company Analysis looks at the financial and stock market performance of comparable publicly traded companies. Through reference to various revenue, cash flow and earnings multiples, it is possible to "imply" an equity value to be realized through a sale.

              There is a select group of publicly traded companies that provide products and services that are comparable to Marlton. However, for various reasons these companies provide limited meaningful data points for evaluating the Company:

                   ~ Viad Corporation (NYSE: VVI) has business segments that compete with Marlton, but VVI is a profitable $2 billion market cap company with over $1.6 billion in revenues and is therefore not directly comparable to Marlton.

                   ~ Leggett & Platt, Inc. (NYSE: LEG) and Kimball International (NASDAQ: KBALB) are multi-billion dollar furniture companies who both have divisions that compete with Marlton, but it is a small portion of their businesses and financials are not independently reported.

                   ~ Audio Visual Services (formerly NYSE: AVC) filed chapter 11 in 2001 and went private in 2002, Dynamic Imaging (OTC BB: DYIG.OB) trades at such a low price that no meaningful multiples can be gleaned from it ($0.06 as of the last trade on February 11, 2003), and HMG Worldwide Corporation (formerly NASDAQ: HMGC) filed chapter 11 in 2001 and went out of business in 2002.

           Comparable Public Company Analysis: Valuation Range

           Marlton LTM Financials (Mil)

           Revenue                   $   70.3                                            Comparable Company Analysis
           EBITDA                    $   1.2
           Net Income                $   (0.6)                                    Enterprise Value              Equity Value
           Net Debt (as of 2/19/2003)$   3.66                                      LTM        LTM                    LTM
           Shares Outs.                  12.99                                  Revenue     EBITDA               Net Income
                                                                        High       0.6x        4.3x                7.1x
                                                                        Low        0.3x        3.2x                7.1x
                                                                        Median     0.4x        3.7x                7.1x

                                                                                      Marlton Implied Equity Valuation Range
                                                                                   LTM         LTM                  LTM
                                                                                 Revenue      EBITDA            Net Income

           Note: Marlton's operating results have                       High    $  36.6      $   1.5           $ (7.9)
           been adjusted to exclude $.992 M in one                      Low        16.5          0.2             (7.9)
           time charges.  Net Incme was adjusted                        Median     26.3          0.8             (7.9)
           by $1.63 M to exclude one time charges,
           tax effected at 40%                                         (Per Share)
                                                                        High    $   2.82     $  0.11              NM
                                                                        Low         1.27        0.01              NM
                                                                        Median      2.02        0.06              NM

                                                                        NM = Not Meaningful

      Comparable Public Company Analysis

       Stock Valuations
       As of February 18, 2003


                                                                  Market Statistics              Valuation Benchmarks
                                                                  -----------------              --------------------
                                               Stock   52 Week      Market   Ent. Enterprise Value/  P/E Multiples    Price/   ROE
                                               -----  --------      ------  ----- ---------- ------  -------------    -----    ---
Company                         Symbol FYE MRQ Price  High  Low      Cap    Value  Rev.   EBITDA LTM  2002E 2003E Book   MRQ LTM
-------                         ------ --- --- -----  ----  ---      ---    -----  ----   ------ ---  ----- ----- ----   --- ---
 Marlton Technologies Inc       MTY    Dec Sep $0.19  $0.65 $0.12 $  2.5   $ 6.2  0.1 x   5.2 x  NM x  N/A   N/A   0.2 x  NM % NM %

 Coactive Marketing Group Inc   CMKG   Mar Dec  2.23   3.04  0.95   11.2    16.7  0.3     4.3    7.1   N/A   N/A  0.7     21   11
 Vari Lite International Inc    LITE   Sep Sep  1.23   1.85  0.81    9.6    28.1  0.4     3.2    NM    N/A   N/A  0.3     NM   NM
 Westminster Capital Inc        WI     Dec Sep  2.82   3.25  1.75   14.3    13.8  0.6      NM    NM    N/A   N/A  0.5     NM   NM




                                                                            Avg  0.4 x    3.7 x  7.1 x N/A  N/A   0.3 x   21 % 11 %
                                                                          Median 0.4 x    3.7 x  7.1 x N/A  N/A   0.5 x   21 % 11 %
                                                             Note: All P/E Multiples greater than 50 are not considered meaningful.

       Stock Price Performance
       As of February 18, 2003


                                    Stock Price Performance     Liquidity                     Per Share Data
                                One   Three                   Daily     Shares  Book                               Earnings
  Company                      Month  Months  YTD  2002   Vol(000s) Outs. Cash  Value 1999   2000    2001   LTM    MRQ-A 2002E 2003E

  Marlton Technologies Inc      (24)% (10)%  (17)% (48)%     3.2   13.0  $0.06 $1.16  0.10 $(0.14) $ 0.01 $(0.05) $(0.13)  N/A  N/A

  Coactive Marketing Group Inc    8     4      8    13       5.4    5.0   0.07  2.79 (0.19)  0.16    0.17   0.31    0.60   N/A  N/A
  Vari Lite International Inc    (6)   17     11    (3)      3.0    7.8   0.29  4.26  0.15  (0.67)  (0.23) (0.33)  (3.83)  N/A  N/A
  Westminster Capital Inc        (2)    4      1    47       1.9    5.1   1.30  5.54  0.29   0.78   (0.52) (0.35)  (0.21)  N/A  N/A


                   Avg            0 %   8 %    7 %  19 %
                   Median        (2)%   4 %    8 %  13 %

      Comparable Public Company Analysis

             Selected Financial Data
             For the 12 Months Ended September 30, 2002 (except where noted) ($ in millions, except per share data)

                                      LTM Income Statement            Assets           Liabilities & Equity       Ratios
                                         Gross      Net                                 ST      LT            NWC/    A/R  Debt To
Company                              Rev Profit EBITDA Income EPS  Cash A/R Fixed Total Debt   Debt  Equity   Rev.   DSOs Cap.EBITDA
-------                              -----------------------------------------------------------------------------------------------

Marlton Technologies Inc             $70  $14   $1.2  -$0.6 $(0.05) $1  $10   $4   $33  $0     $5    $15      9%      54  23%   3.7
Coactive Marketing Group Inc          58   14      4      2   0.31   0    8    2    38   1      5     16     -2       52  28    1.5
Vari Lite International Inc           66   47      9     (3) (0.33)  2   10   40    64  14      7     33     18       53  39    2.4
Westminster Capital Inc               24    9     (2)    (2) (0.35)  7    4    4    41   -      6     28     42        59 18     NM


                     Selected Financial Data
                     For the Years Ended December 31, 2001 (except where noted) ($ in millions, except per share data)


                                                                    2001                                    2000
                                                            Gross            Net                     Gross          Net
                     Company                         Rev     Profit EBITDA   Income EPS  D&A     Rev Profit EBITDA Income EPS  D&A

                     Marlton Technologies Inc       $ 77     $17      $ 3     $0    $0.01   $3     $93  $20     $3  $(1) $(0.14) $3
                     Coactive Marketing Group Inc     59      15        4      1     0.17    2      59   15      4    1    0.16   2
                     Vari Lite International Inc      73      37       10     (2)   (0.23)  11      94   47     15   (5)  (0.67) 14
                     Westminster Capital Inc          27      11        2     (4)   (0.52)   6      28   13      3    6    0.78   3


      Comparable Public Company Analysis

                              Overview
                              All estimates are calenderized, whenever the next four quarter projections are not available next fiscal year projections are used. All companies are listed on NASDAQ unless otherwise noted.
                              Sources: Piranha, SEC filings, analyst research reports, and First call.

                              Definitions
                              A/R DSOs= Accounts receivable days sales outstanding
                              EBITDA= Earnings before interest,
                              taxes, depreciation and amortization
                              Enterprise Value= Market Capitalization plus debt less cash and cash equivalents
                              LTM= Latest Twelve Months
                              MRQ= Most Recent Quarter
                              MRQ-A = Most Recent Quarter Annualized


    Company Notes
    ($ in millions)

    Marlton Technologies Inc (MTY)
    -----------------------------
    Q2 2002 operating results has been adjusted to exclude $.2 for write off of showcase receivable and $.1 for write off of A&F inventory
    2002 YTD Net Income has been adjusted to exclude $1.2 for loss from investment in Abex, and $.1 for interest adjustments; tax effected at
         40%
    2001 Operating results have been adjusted to exclude $.7 for write off in Kmart inventory and A/R, $.6 for relocation of Orlando operation, and -$.5 for terminated employment agreements
    2001 Net Income has been adjusted to exclude $.15 for write off of investment in Sparks Europe and $ .828 for interest adjustments; tax effected at 40%



    Vari Lite International Inc (LITE)
    ----------------------------------
    2002 Gross Profit has been adjusted to exclude $4.9 for inventory obsolete inventory
    2002 Operating Results have been adjusted to exclude $1.3 for write off of receivables and $3.5 for impairment of assets
    2001 Operating Results have been adjusted to exclude -$7.1 for one time gain on sale of concert sound reinforcement business (tax effected at 35%) 2000 Operating Results have been adjusted to exclude -$4.0 for one time gain on sale of leases

    Note: There were no material adjustments for Coactive Marketing Group or Westminster Capital

      Comparable Public Company Descriptions

                            Marlton Technologies, Inc. is engaged in the custom design, production and sale of exhibits and environments for trade shows, retail stores, theme parks, museums, arenas, executive briefing centers and corporate events. The Company manages custom trade show projects from concept through final construction, employing graphics and exhibit designers and computer-aided design software and hardware. In-house facilities provide computerized design and production of graphics. Electronics and audiovisual capabilities include on-staff electronic specialists and vendor relationships, which provide multi-media equipment and programs, interactive program production and customized applications. The Company provides full service trade show exhibit services, including coordination, refurbishing, shipping, storage and marketing literature distribution.



                            CoActive Marketing Group, Inc., through its wholly owned subsidiaries, Inmark Services, Inc., Optimum Group, Inc. and U.S. Concepts, Inc., with its affiliate Garcia Baldwin, Inc. doing business as MarketVision, is a full service multi-cultural marketing, sales promotion and interactive media services and e-commerce provider organization that designs, develops and implements turnkey customized national, regional and local consumer and trade promotion programs principally for Fortune 500 consumer product companies. The Company's programs are designed to enhance the value of its clients' budgeted expenditures and achieve, in an objectively measurable way, its clients' specific marketing and promotional objectives that include reinforcement of product brand recognition and providing incentives that generate near term sales.

      Comparable Public Company Descriptions

      Vari-Lite International Inc. is a worldwide designer and manufacturer of automated lighting systems and a distributor of automated and conventional lighting and related equipment and services. The Company markets its products and services primarily to the entertainment industry, serving such markets as concert touring, theater, television and film and corporate events. Vari-Lite's manufacturing and sales division sells Vari-Lite automated lighting equipment through a dedicated sales staff and a worldwide network of independent dealers. Through its domestic and international offices, the Company's VLPS rental division offers complete automated and conventional lighting systems and lighting production services. In November 2002, the Company sold the assets of its manufacturing and sales division to Genlyte Thomas Group LLC.

       Westminster Capital Inc. is a diversified holding company operating in four business segments: point-of-purchase Westminster display and packaging, audio-visual equipment rental and sales, group purchasing services and finance and secured Capital, Inc. lending. The Company's strategy is to acquire a majority or 100% interests in operating businesses, which may have growth potential through internal growth or through further acquisition. Point-of-purchase display and packaging includes the design, packaging and shipment of clamshell packaging for products ranging from sunglasses to ink-jet cartridges; equipment rental and sales includes the rental and sale of a wide range of audio-visual equipment; group purchasing services include the provision of group purchasing of goods and services to new car dealers and to medical, surgical, pharmaceutical and office equipment and supplies to healthcare providers, and financing activities include secured lending and equity investments.


[GRAPHIC OMITTED]

            Comparable Transaction Analysis - General

            Comparable transaction analysis is conducted in much the same way as the comparable company analysis, but makes reference to comparable mergers and acquisitions. Data from completed transactions must be evaluated in the context of the market conditions prevailing at the time of acquisition. Comparable transaction analysis attempts to identify what "multiples" and "premiums" acquirers have been willing to pay in comparable transactions. Comparable transactions are particularly meaningful when evaluating 100% disposition, or acquisition, of controlling or strategic stakes.

            While there have been numerous acquisitions in the industry, very few provide meaningful data points:

                     o Many of the transactions occurred with privately held companies, so financial data was not made publicly available;
                     o Many of the transactions involved companies that were either significantly larger or more profitable than Marlton;
                     o For the transactions where data was publicly available, many of them occurred two to three years ago, and market multiples that existed then may not hold true today.


      Comparable Transaction Analysis: Valuation Range

       Marlton LTM Financials (Mil)

       Revenue                         $   70.3
       EBITDA                          $    1.2                                          Comparable Transaction Analysis
       net Income                      $   (0.6)
       Net Debt (as of 2/19/2003)      $   3.66                                                 Enterprise Value
       Shares Outs.                       12.99                                          LTM          LTM             LTM
                                                                                       Revenue       EBITDA           Net Income
                                                                                       -----------------------------------------
                                                                                High     0.9x         14.5x             43.8x
                                                                                Low      0.3x          4.0x             12.9x
                                                                                Median   0.4x          8.1x             15.1x

     Note: Marlton's operating results have                                             Marlton Implied Equity Valuation Range
     benn adjusted to exclude $.992 M in one                                            LTM          LTM             LTM
     time charges.  Net Income was adjusted                                           Revenue       EBITDA        Net Income
     by $1.63 M to exclude one time                                                   --------------------------------------
     charges, tax effected at 40%                                               High   $ 59.2       $ 13.8         $ (29.9)
                                                                                Low      17.0          1.1           (11.4)
                                                                                Median   24.2          6.1           (12.7)

                                                                                (Per Share)
                                                                                High    $4.56      $  1.06             NM
                                                                                Low      1.31         0.08             NM
                                                                                Median   1.86         0.47             NM


 Comparable Transaction Analysis

 Mergers & Acquisitions in millions)

($ in millions)

                       Target                              Acquirer
          Name                  Description                 Name
          ----         ------   -----------                --------


Vari-Lite Products              Manufacture lighting       Genlyte Thomas Group
Manufacturing and Sales         displays

Sloane Group                    Mnfr furniture and         Marmon Group
(Subsidiary of Princedale)      and displays systems

Miller Freeman, Inc.            Manage trade shows            VNU
(Div. of United News & Media

Willey Brothers Inc             Provide point-of-purchase  Brand Partners
                                bus. solutions            Financial Perf. Corp.

Caribiner International         Pvd exhibit planning       Jack Morton
(Communications Division)       services

OSF Inc                         Manufacture store fixtures Centre Partners
                                                           Management
John Pring & Son                Manufacture store fixtures Leggett & Plat
(Bullough PLC)

OSF Inc                         Manufacture store fixtures Royal Laser Tech

Comparable Transaction Analysis

 Mergers & Acquisitions in millions)

($ in millions)


                           % of   Target Financial Data
      Date    Enterprise  Shares   Latest Twelve Months   Enterprise Value to:
   Effective   Value   Acquired Revenue EBITDA Income Revenue EBITDA Earnings(2)


    11/18/02   $ 12        100      $13     $(11) $(9.4)   0.89x   --      --
     1/17/01     22        100     55.1        2    0.5    0.40x 14.5x    43.8x
     7/18/00    650        100      214       58      -    3.04x 11.2x     --
     7/18/00     36        100       45        5      2    0.79x  7.9x    17.0x
     4/20/00     90        100      295       23      -    0.31x  4.0x     --
     3/23/00     89        100      267       11    6.7    0.33x  8.4x    13.3x
     10/6/99      6        100       10        1      -    0.62x  7.4x      --
      7/8/99      5          6      246        9    5.6    0.29x  8.3x    12.9x

Average(1)    $128.1                                       0.52x 8.41x   21.72x
Median (1)      35.6                                       0.40x 8.11x   15.10x


(1) VNU's acquisition of Miller Freeman was excluded from calculations do to its significantly larger size
(2) An enterprise value to Net Income is used because equity value was not available

                                                              [GRAPHIC OMITTED]

             Discounted Cash Flow Analysis

           Discounted cash flow ("DCF") analysis values a company's ability to generate future free cash flow. A DCF analysis involves the development of a model to project the income statement, balance sheets and resulting free cash flows of the target company. Projections are usually made for a period of four to six years and the resulting cash flows are discounted, at an appropriate rate, to present value. The terminal value is also discounted to present value and serves as a proxy for the annuity represented by the continuing free cash flow of the business. The result is the net present value of cash flows to all providers of capital. In general, a range of discount rates and a range of exit multiples are used to calculate a range of values.

          Discounted Cash Flow Analysis

         (U.S. $ in thousands, except per share data)                               Projected                             Terminal
                                                                                   ---------                              --------
                                                         12/31/03      12/30/04      12/31/05      12/31/06   12/31/07      Value
                                                         --------      --------      --------      --------   --------       -----
          Sales                                          $ 68,525     $  69,896    $  71,992     $  74,872     $ 78,616
            in A/R                                            550          (209)        (320)         (439)        (571)
          Cash Sales                                       69,075        69,687       71,673        74,433       78,045

          Cost of Goods Sold                               53,499        54,429       55,918        57,983       60,724
            in Inventory                                      477          (110)        (176)         (245)        (325)
            in A/P                                           (325)           75          120           167          222
          Cash Cost of Goods Sold                          53,651        54,394       55,862        57,905       60,621
          Cash Gross Profit                                15,424        15,292       15,811        16,528       17,424
          Operating Expenses                               15,204        15,508       15,904        16,326       16,757
          Depreciation & Amortization                      (2,015)       (1,787)      (1,787)       (1,787)      (1,787)
          Cash Operating Expenses                          13,189        13,721       14,117        14,539       14,970
          Cash Operating Income                             2,235         1,571        1,694         1,989        2,454
          Less: 40.0% Pro Forma Tax on Taxable Net Income     (71)          (17)          68           225          454
          Less: Capital Expenditures                        1,000         1,000        1,000         1,000        1,000
          Unlevered FCF to Capital Providers             $  1,306      $    588       $  626       $   764     $  1,000   $14,608(2)
          Interest Expense Tax Shield                         120           100           80            60           40



          NPV of Unlevered FCF     (1)             $   6,850                                     EBITDA Multiple Range
          Add: NPV of Tax Shields                        329                              4.0x     4.5x     5.0x    5.5x    6.0x
          Less: Present Value to Debt Holders          3,662                    24.39%   $0.24    $0.28    $0.32   $0.36   $0.39
                                                       -----
          Value of Equity Interest                 $   3,517         Discount   25.39%   $0.23    $0.26    $0.30   $0.34   $0.37
                                                                     Factor     26.39%   $0.21    $0.25    $0.28   $0.32   $0.35
          Suggested Per Share Value                                  Range      27.39%   $0.20    $0.23    $0.26   $0.30   $0.33
                                                                                28.39%   $0.18    $0.22    $0.25   $0.28   $0.31


          (1) Unlevered Free Cash Flows discounted at 26.39%.
          (2) Assumes a terminal value equal to 2007 EBITDA of $2.9 million multiplied by an EBITDA multiple of 5.0x, plus the tax effected value of estimated remaining NOL's

           Discount Rate Calculation

           Required Return on Assets of Firm
           Risk Free Interest Rate                   (a)      +    5.88%
           Equity Risk Premium                       (b)           7.70%
           MTY Unlevered Beta                        (c)      x    1.22
           Size Premium                              (d)      +    9.15%
           Cost of Assets                            (e)           24.39%

           Company specific premium                  (f)           1-3%

           Discount Rate Range                              25.39-27.39%
           Estimated Discount Rate                               26.39%

           Notes
           (a) Average Yield-to-maturity on 30 year U.S. Treasury bonds over the last 10 Years
           (b) 10 year average premium per Ibbotson Associates
           (c) MTY's unlevered beta per Ibbotson Associates
           (d) Size premium for stocks with market values below $54 Million, per Ibbotson Associates
           (e) Risk-free rate + (equity risk premium x MTY's beta) + size premium.
           (f) Represents risks and concerns specific to the company

                                                            [GRAPHIC OMITTED]

Stock Premium Analysis


           In order to further evaluate management's offer of $0.30, we analyzed purchase price premiums for transactions with the following characteristics:

                ~     The target was a public company;

                ~     The transaction was completed between January 1, 2001 and
                       February 18, 2003

                ~ The targets' principal industry was within the Business Services industry sector; and

                ~ The target company had a market capitalization between $10 million and $200 million.

      ~ We identified 82 business services transactions, and the median purchase price premium one month prior to announcement was 49.25%.

      ~ Of the 82 companies, 33 of them were purchases for less then $50 million. For those 33 companies, the median purchase price one month prior to announcement was 1.6%.

      ~ The range of purchase price premiums for all 82 transactions is from a maximum of 264% to a minimum of -82%.

      ~ The proposed purchase price per share of $0.30 represents a 50% premium over Marlton's closing price of $0.20 on October 25, 2002 (one month prior to announcement).

                                                        [GRAPHIC OMITTED]

[GRAPHIC OMITTED]

The chart shows the range of implied per share equity values for Marlton based on stock premiums one day, one week and one month prior to announcement of the transaction, based on the stock premium analysis done by Commerce Capital Markets.

             Stock Premium Analysis

                                                                                Trans     Target Price Prior to    Premium (%) Prior
Date                                                                            Value           Announcement         to Anouncement
Ann       Comp     Acquiror Full Name               Target Full Name          ($MM)   1 Day   1 Week   1 Month  1 Day 1 Week 1 Month

01/04/01  02/20/01 Hotel Reservations Network Inc   TravelNow.com Inc        $45.23  $ 3.63  $ 2.81  $  3.69   14.76 %47.91  %12.81
                    (USA Networks Inc)

01/10/01  04/03/01 CyBear Inc(Andrx Corp)           Mediconsult.com Inc        1.94     0.16    0.13     0.25  (77.60) 72.00)(86.00)

01/24/01  03/25/02 Investor Group                   NextHealth Inc            73.12     3.88    3.81     3.03   31.61  33.77  68.25

01/26/01  03/22/01 ICICI Infotech Inc               Command Systems Inc       39.19     2.75    2.25     2.03   81.82 122.22 146.15
                  (ICICI Infotech Service Ltd)

01/26/01  04/30/01 Advantage Management Group Inc   Kenan Transport Co        85.74    26.50   24.13    25.00   32.08  45.08  40.00
                    (Kenan Advantage Group Inc.

01/30/01  05/31/01 First American Corp              Credit Management         49.68     3.75    4.06     2.00  51.15   39.52 183.40
                                                    Solutions Inc.

02/05/01  06/18/01 iVillage Inc                     Women.com Networks        25.87     0.69    0.56     0.44 (20.87)  (3.29) 24.34

02/05/01  03/19/01 AmericanGreetings.com Inc        Egreetings Network Inc    30.48     0.50    0.34     0.44  70.00  147.27  94.29

02/06/01  03/29/01 Flipside Inc(Vivendi Universal)  Uproar Inc               128.57     2.00    1.69     1.00  50.00   77.78 200.00

02/20/01  06/18/01 Sybase Inc                       New Era of Networks Inc  363.50     5.75    4.69     4.69  69.03  107.34 107.34

02/23/01  04/06/01 Inveresk Research International  Clintrials Research Inc  112.27     5.25    5.75     6.44  14.29    4.35 (6.80)

02/23/01  05/09/01 Aon Corp                         ASI Solutions Inc        111.27    11.50   11.50    16.00  25.65   25.65 (9.69)

03/13/01  06/07/01 Data Critical Corp               VitalCom Inc              10.69     1.81    2.00     2.00 (27.31) (34.13)(34.13)

03/13/01  06/04/01 Investor Group                   Roy F Weston Inc          53.78     4.69    4.50     4.44   7.09   11.56  13.13

03/23/01  08/06/01 Micron Electronics Inc           Interland Inc            177.59     1.75    1.38     2.13  69.26  115.42  39.39

04/09/01  08/13/01 National Broadcasting Co Inc     NBC Internet Inc(NBC)     97.43     1.50    1.34     1.77  46.00   62.98  24.04
                   (RCA Corp/General Electric Co)
                   {NBC}

04/19/01  06/07/01 International Business Machines  Mainspring Inc            83.68     3.01    1.85     2.56  32.89  116.22  56.10
                   Corp (IBM Corp)

04/26/01  11/01/01 Quest Diagnostics Inc            MedPlus Inc               18.08     1.70    1.54     3.25  17.65    29.87(38.46)

04/27/01  07/09/01 TransWestern Publishing Co LLC   WorldPages.com Inc       142.37     2.20    2.35     1.85  36.36    27.66 62.16

04/27/01  02/22/02 Gameco Inc                       Black Hawk Gaming &       36.33    10.28    9.83     8.94  16.73    22.08 34.27
                                                    Developement

05/07/01  06/19/01 Dimension Data Holdings PLC      Proxicom Inc             443.48     5.66    5.64     2.06  32.51    32.98 264.08

05/14/01  10/01/01 Seneca Investments LLC           Agency.com Ltd            11.09     2.05    2.31     1.28 (54.15) (59.31)(26.56)

05/14/01  08/13/01 XCare Net Inc                    Healthcare.com Corp       82.92     1.44    1.35     1.27 104.44   118.07 131.81

05/14/01  10/31/01 Seneca Investments LLC           Agency.com Ltd            53.79     2.05    2.31     1.28  63.41    45.02 161.72

05/14/01  08/31/01 Cable & Wireless PLC             Digital Island Inc        333.36    3.13    2.06     1.55   8.63    65.05 119.35


Stock Premium Analysis

                                                                              Trans      Target Price Prior to  Premium (%) Prior to
Date                                                                          Value      Announcement                 Anouncement
Ann       Comp     Acquiror Full Name                     Target Full Name     ($MM)    1 Day   1 Week  1 Month 1 Day 1 Week 1 Month

05/17/01  11/09/01 Orthodontic Centers of America Inc     OrthAlliance Inc   $ 36.25  $ 3.24  $ 3.30  $  2.20  (7.72)  (9.39) 35.91
05/17/01  09/28/01 SIRSI Corp                             Data Research        49.88    5.91    5.91     5.87  86.13   86.13  87.39
                                                          Associates Inc.
05/18/01  08/28/01 Vivendi Universal SA                   MP3.COM Inc         365.83    3.00    2.70     2.71  66.67   85.19  84.50
06/01/01  01/18/02 DoubleClick Inc                        MessageMedia Inc      8.43    0.43    0.42     0.41  (75.81)(75.24)(74.63)
06/04/01  08/23/01 United NewVentures(United Airlines)    MyPoints.com Inc    108.82    1.60    1.39     1.02  62.50   87.05 154.90

06/04/01  11/13/01 Warburg Pincus Equity Partners LP      Cobalt Group Inc     41.95    1.95    1.90     2.05  79.49   84.21  70.73
06/07/01  09/25/01 Netzero Inc                            Juno Online          69.24    1.55    1.30     1.65  5.94    26.31 (0.48)
                                                          Services Inc
06/12/01  08/15/01 Adir Technologies Inc (Net2Phone Inc)  NetSpeak Corp        48.16    1.90    1.74     1.28  63.16   78.16 142.19
06/14/01  09/18/01 CIBER Inc                              Aris Corp            27.44    1.88    2.00     1.90  28.88   21.15  27.53
06/28/01  08/20/01 Yahoo! Inc                             Launch Media Inc     12.45    0.58    0.44     0.80  58.62  109.09  15.00

06/28/01  11/09/01 Dianon Systems Inc                     UroCor Inc          188.39   16.95   16.15    15.93 (0.24)    4.70   6.15
07/02/01  10/19/01 Valueclick Inc                         Mediaplex Inc        51.87    0.91    0.93     0.81  44.62   41.51  62.47
07/02/01  10/17/01 Investor Group                         InSight Health      255.69   17.70   17.50    16.50 1.69      2.86   9.09
                                                          Services Corp.
07/06/01  07/06/01 Atarey Hasharon Chevra Vehashkaot      Deltathree.com Inc   15.68    0.87    0.74     0.92  (8.05)   8.11 (13.04)
                   Benadlan Ltd. (Tshuva Itzhak)

07/09/01  10/23/01 Divine Inc                             eShare               69.13    1.28    1.29     1.23  143.75 141.86 153.66
                                                          Communications Inc
07/09/01  12/21/01 Education Management Corp              Argosy Education     85.38    9.19    7.95     7.00  30.58   50.94  71.43
                                                          Grou Inc
07/16/01  08/31/01 Koninklijke Ahold NV                   Peapod Inc           34.24    1.25    1.22     1.13  72.00   76.23  90.27
                                                          (Koninkligke Ahold (NV)

07/19/01  10/25/01 Cross Media Marketing Corp             Lifeminders Inc      47.57    1.75    1.68     1.63  3.20     7.50  10.80
07/31/01  11/07/01 Scient Corp                            iXL Enterprises Inc  42.40    1.00    0.87     1.06  (55.65)(49.02)(58.16)
08/06/01  11/01/01 Harris Interactive Inc                 Total Research Corp  49.12    2.80    2.40     2.03  17.84   37.48  62.53

08/07/01  10/25/01 Thomson Legal & Regulatory             NewsEDGE Corp        43.00    1.20    1.17     0.98  91.67   96.58 134.69
                   (Thomson Corp)
08/09/01  01/03/02 Ameris Acquisition Inc                 Children's           44.12    4.29    4.55     4.40  39.86   31.87  36.36
                   (Kids Holdings Inc.)                   Comprehensive Services

08/13/01  09/26/01 John Wiley & Sons Inc                  Hungry Minds Inc    182.34    7.56    7.75     7.00  (19.44)(21.42)(13.00)
08/21/01  11/30/01 Keane Inc                              Metro Information   205.08    3.70    3.60     3.80  139.49 146.14 133.18
                                                          Services Inc
08/24/01  11/08/01 Career Holdings Inc                    Headhunter.net Inc  199.01    6.95    7.02     6.05  33.09   31.77  52.89
                   (Career Builder Inc)


Stock Premium Analysis

                                                                             Trans    Target Price Prior to  Premium (%) Prior to
Date                                                                          Value             Announcement            Anouncement
Ann       Comp       Acquiror Full Name          Target Full Name             ($MM)    1 Day   1 Week  1 Month 1 Day  1 Week 1 Month

08/29/01  12/11/01 Aquent Inc                    Renaissance Worldwide Inc    $106.21 $ 1.43  $ 1.31  $ 1.34  39.86    52.67   49.25
09/06/01  12/18/01 Cerner Corp                   Dynamic Healthcare             23.54   2.25    2.65    2.98  17.07    (0.60)(11.61)
                                                 Technologies I
09/10/01  02/11/02 Investor Group                American Coin Merchandising    58.95   5.96    5.84    6.10  42.62    45.55  39.34
                                                 Inc
09/20/01  11/28/01 Titan Corp                    BTG Inc                       165.59  10.80    9.22    9.20  60.38    87.86  88.27
10/05/01  11/20/01 MCSi Inc                      Zengine Inc (Miami Computer    24.47   3.85    3.68    3.85  (1.30)   3.26   (1.30)
                                                 Supp

10/15/01  12/29/01 Overnite Transportation Co    Motor Cargo Industries Inc     81.26   9.95    9.60    7.50  23.36    27.86  63.66
                   (Union Pacific Railroad Co)
11/02/01  01/09/02 Divine Inc                    Data Return Corp               37.32   0.70    0.69    0.53  32.86    34.78  75.47
11/09/01  01/11/02 Shareholders                  Adelphia Business Solutions    24.44   0.94    0.72    0.95 (75.53)  (68.06 (75.79)
                                                 Inc
11/19/01  01/08/02 Exelixis Inc                  Genomica Corp                 107.89   3.18    3.00    2.61  39.75   48.13   70.27
11/21/01  05/24/02 D&E Communications Inc        Conestoga Enterprises Inc     273.01  24.50   23.76   24.10 34.69    38.89   36.93

12/03/01  02/25/02 Genesee & Wyoming Inc         Emons Transportation Group Inc 29.72   1.53    1.60    1.62  63.40    56.25  54.32
12/07/01  04/15/02 Mentor Graphics Corp          IKOS Systems Inc              114.53   8.05    7.50    5.20  36.65    46.67 111.54
01/28/02  05/14/02 Investor Group                Jenny Craig Inc(SJF           114.83   3.15    2.85    3.08  68.25    85.96  72.08
                                                 Enterprises Inc
01/29/02  05/01/02 InTown Suites Management Inc  Suburban Lodges of America    109.79   8.00    7.73    6.85  13.00    16.95  31.97
                   (InTown Holding Co LLC)       Inc
02/08/02  04/20/02 SHL Telemedicine Ltd          Raytel Medical Corp            50.36   8.00    8.00    7.65  28.13    28.13  33.99

02/13/02  05/15/02 Investor Group                Deltek Systems Inc             57.27   6.04    5.56    5.04  18.38    28.60  41.87
02/14/02  07/26/02 Investor Group                dick clark productions inc    150.37  10.93    9.70    9.70  32.66    49.48  49.48
02/20/02  03/22/02 SCC Contracting Inc           Sevenson Environmental        169.88  12.70   12.70   12.70 25.98     25.98  25.98
                                                 Services In
03/11/02  05/23/02 Valueclick Inc                Be Free Inc                   132.16   1.55    1.53    2.15  25.87    27.52  (9.26)
03/20/02  07/03/02 Schering AG                   Collateral Therapeutics Inc   140.91   5.09    4.95    4.25  120.98  127.23 164.66

04/02/02  06/14/02 Kroll Inc                     ONTRACK Data International    172.07   9.71    9.50    8.67  59.68    63.21  78.84
                                                 Inc.
04/24/02  06/28/02 Cadence Design Systems Inc    Simplex Solutions Inc         249.52  11.63   10.88   9.94  23.37     31.88  44.35
05/02/02  07/31/02 MeriStar Hotels & Resorts Inc Interstate Hotels Corp         78.68   2.61    2.51    2.58  113.26  121.75 115.74
05/15/02  06/27/02 Cardinal Health Inc           Boron LePore & Associates Inc 202.80  13.33   12.10   12.20  20.03    32.23  31.15
05/16/02  06/24/02 Citizens Communications Co    Electric Lightwave Inc          5.90   0.34    0.39    0.78  105.88   79.49 (10.26)
                                                 (Citizens Uti

Stock Premium Analysis


                                                                            Trans       Target Price Prior to   Premium (%) Prior to
Date                                                                        Value             Announcement           Anouncement
Ann       Comp      Acquiror Full Name        Target Full Name              ($MM)     1 Day   1 Week   1 Month 1 Day  1 Week 1 Month

05/30/02  07/31/02  Tier Technologies Inc     Official Payments Corp        $ 75.78  $ 2.23  $  2.08  $ 2.44  34.53    44.23  22.95
06/10/02  08/02/02  EarthLink Inc             PeoplePC Inc                    47.20    0.10     0.11    0.12  (78.00) (80.00)(81.67)
06/10/02  07/22/02  Novell Inc                SilverStream Software Inc      212.28    5.14     4.81    4.90  75.10    87.11  83.67
06/11/02  07/23/02  Intellimark Holdings Inc  Technisource Inc                42.76    2.79     2.70    2.30  43.37    48.15  73.91
06/12/02  11/15/02  Cornerstone Equity        Vestcom International Inc       77.09    4.15     3.80    3.50  50.60    64.47  78.57
                     Investors IV LP
06/13/02  09/13/02  Investor Group             Seabulk International Inc     100.00    6.00     6.04    6.00  33.33    32.45  33.33
07/19/02  09/06/02  SBI & Co                   Lante Corp                     42.44    0.55     0.62    0.70  100.00   77.42  57.14

                                                                                                       High   143.75% 147.27%264.08%
                                                                                                        Low   -78.00  -80.00 -81.67
                                                                                                     Median    33.33   39.52  49.25

Source: Securities Data Corporation

              Valuation Summary

              ~ In addition to the valuation methodologies presented, the following factors were also considered in evaluating the fairness of this transaction to the shareholders of Marlton from a financial point of view:

                  O Sluggish economic conditions continue to prevail, so companies continue to spend marketing dollars cautiously. Trade shows are often viewed as discretionary spending, and retailers have slowed and/or delayed expansions.

                  O Given the state of the trade show exhibit industry, with many companies filing bankruptcy or going out of business altogether, there would not appear to be any strategic buyers that have the financial ability to acquire the Company.

                  O Financial buyers would likely not be interested in acquiring the Company either, due to the historical operating performance of the Company and the lack of compelling growth prospects.

                  O The Company has a credit line that expires on January 21, 2004. Given recent covenant violations and declining operating performance, the Company's ability to refinance this line of credit may be in question.

                  O The Company's recent stock trading history has not been strong; the price has been in a downward trend for several years, and there is limited public float and liquidity of the Company's shares.

             Valuation Summary


                   O Marlton's display business has a large customer concentration issue, with one client representing approximately 70% of its revenues. The exhibit business has varying concentration levels each year, with the Company's customer base having little predictability.

          ~ Taking all of the above into consideration, while the valuation methodologies used result in a wide range of potential values, Commerce Capital Markets believes that this transaction is fair to the non-Purchaser Group stockholders of the Company from a financial point of view.

[GRAPHIC OMITTED]

Valuation summary chart for Marlton showing range of implied equity values per share resulting from the Comparable Company, Comparable Transaction, Discounted Cash Flow, and Stock Price Premium analyses completed by Commerce Capital Markets.